SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                               Assure Energy, Inc.
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                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                           Form 20-F |X|  Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|  No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                TABLE OF CONTENTS

      1. Material Change Report as filed on SEDAR on April 26, 2005 respecting previously announced Sale of Chestermere Property for CDN$5,500,000.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 27, 2005                   ASSURE ENERGY, INC.


                                        By: /s/ Harvey Lalach
                                           -------------------------------------
                                           Name:  Harvey Lalach
                                           Title: President


                                       2
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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1.    Name and Address of Company

      Assure Energy, Inc.
      Suite 800  521-3rd Avenue SW
        Calgary, Alberta  T2P 3T3

2.    Date of Material Change

      April 21, 2005.

3.    News Release

      On April 21, 2005, Assure Energy Inc. ("Assure") issued a press release disclosing the nature and substance of the material change.

4.    Summary of Material Change

      On April 21, 2005, Assure announced the sale of its Chestermere property for proceeds of $5,500,000.00 and also the engagement of Haywood Securities Inc. as its financial advisor.

5.    Full Description of Material Change

      On April 21, 2005, Assure announced that it had completed the sale of its Chestermere property for proceeds of $5,500,000.00. Assures interest at Chestermere included a 50% working interesting section 33-23-28 W4 with one well producing from the Rundle `E' pool and a 100% working interest in section 34-23-28 W4 with one well producing from the Rundle `M' pool. The sale also included a 50% interest in the 7-33 oil battery. The effective date of the sale is January 1, 2005 Proceeds of the sale are being applied to working capital.

      On April 21, 2005 Assure engaged Haywood Securities Inc. to act as its exclusive advisor to assist Assure in the evaluation of the Company and review corporate options potentially available to Assure including but not limited to; the possible joint venture with, the acquisition, the merger of the Company with, the sale of a part or substantial part of the assets, the sale of all the assets or securities of the Company to, a re-capitalization of the Company by, a management re-organization of the Company by, or other type of business combination with, a third party.

6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

      Not applicable.

7.    Omitted Information

         No material information has been omitted from this report.

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8.    Executive Officer

      For further information, please contact Harvey Lalach, President, at (403) 266-4975.

9.    Date of Report

      DATED at Calgary this 26th day of April, 2005.